Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 16, 2012

BAYTEX FILES 2011 YEAR-END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 16, 2012) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces the filing of its Audited Consolidated Financial Statements for the year ended December 31, 2011 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval (“SEDAR”) in Canada. Baytex has also filed its Annual Information Form (“AIF”) for the year ended December 31, 2011. In addition, Baytex has filed its Annual Report on Form 40-F for the year ended December 31, 2011, which includes the AIF, with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States. The AIF contains reserves data and other oil and gas information as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

An electronic copy of each document may be obtained on Baytex’s website at www.baytex.ab.ca, on Baytex’s SEDAR profile at www.sedar.com and on Baytex’s EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of these documents is available, free of charge, by contacting Investor Relations at the toll free number or e-mail listed below or by requesting them through our website.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
E-mail: investor@baytex.ab.ca
Website: www.baytex.ab.ca